1740 Technology Drive	main 408.570.9700	www.SELECTICA.com
Suite 450	fax 408.570.9705
San Jose, CA 95110
May 4, 2010
Andrew Price
Vice President of Finance
Versata Enterprises, Inc.
6011 West Courtyard Drive
Austin, TX 78730
Dear Mr. Price,
in response to your letter dated April 22, 2010, seeking a waiver of the Company’s Shareholder Rights Plan to allow Versata to purchase up to 14.9% of the outstanding Common Stock of the Company, this is to advise you that, as reported in the Company’s March 22, 2010 press release, subsequently filed on Form 8-K, Indications of Interest from investors wishing to purchase shares above the current limits of the Company’s Shareholder Rights Plan (the “Rights Plan”) were to be submitted no later than April 5, 2010. We had solicited and accepted these Indications of Interest in a controlled process in light of our determination that additional purchases above such limits may not jeopardize the value of the Company’s NOLs and our desire to treat all stockholders fairly and equitably and maximize stockholder value.
Further, on April 22, 2010, the Company filed a Form 8-K notifying the SEC that on April 20, 2010, three days prior to receipt of your letter dated April 22, 2010, that it had completed the process of evaluating indications of interest from stockholders. The Company determined to exempt both stockholders who followed the prescribed and publicized process from the Right’s Plan provided they each purchase no more than 20% of the outstanding shares of the Company’s Common Stock and that any purchase greater than 15% would be permitted only in the event that each stockholder entered into a mirror voting agreement with Company. As a result of the Board’s action, the available “cushion” in the Company’s NOL calculation was significantly depleted.
After considering your request to purchase additional shares of the Company without triggering the Rights Plan, and notwithstanding that Versata determined not to comply with the deadline for submission of its indication of interest so as to allow the Board to consider its indication at the same time that it considered all other stockholders’ indications of interest, the Board has nonetheless determined to allow Versata the right to purchase up to a total of 8.4% of the outstanding shares of the Company’s Common Stock (or approximately 140,000 incremental shares to the circa 95,653 shares known to be held by Versata), which considered together with the exemptions already granted to shareholders who complied with the process established by the Company, would exhaust the “cushion” previously determined to be acceptable by the Board. Our consent to grant an exemption is conditioned upon the requirement that any such purchases must be made on or prior to November 1, 2010.

To the extent that Versata wishes to purchase additional shares of the Company beyond the total number of shares set forth in this letter, the Company urges you to comply with any process established in connection with future Company solicitations of indications of interest from shareholders, which may be announced from time to time in the future.
Thank you for your continued interest in Selectica.

Best regards,
/s/ Todd A. Spartz
Todd A. Spartz
Chief Financial Officer Selectica, Inc. 1740 Technology Drive, Suite 460 San Jose, CA 95110